FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 26, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2011 and 2010

29, Avenue de la Porte-Neuve – 3rd Floor.
L – 2227 Luxembourg

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2012	2011	2010
Continuing operations
Net sales	1	10,834,030	9,972,478	7,711,598
Cost of sales	2	(6,637,293)	(6,273,407)	(4,748,767)
Gross profit		4,196,737	3,699,071	2,962,831
Selling, general and administrative expenses	3	(1,883,789)	(1,859,240)	(1,522,410)
Other operating income	5	71,380	11,541	85,658
Other operating expenses	5	(27,721)	(6,491)	(7,029)
Operating income		2,356,607	1,844,881	1,519,050
Interest income	6	33,459	30,840	32,855
Interest expense	6	(55,507)	(52,407)	(64,103)
Other financial results	6	(28,056)	11,268	(21,305)
Income before equity in earnings of associated companies and income tax		2,306,503	1,834,582	1,466,497
Equity in (losses) earnings of associated companies	7	(63,534)	61,509	70,057
Income before income tax		2,242,969	1,896,091	1,536,554
Income tax	8	(541,558)	(475,370)	(395,507)
Income for the year		1,701,411	1,420,721	1,141,047

Attributable to:
Owners of the parent		1,699,047	1,331,157	1,127,367
Non-controlling interests	27	2,364	89,564	13,680
		1,701,411	1,420,721	1,141,047

Earnings per share attributable to the owners of the parent during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)	9	1.44	1.13	0.95
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.88	2.26	1.91

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010

Income for the year	1,701,411	1,420,721	1,141,047
Other comprehensive income:
Currency translation adjustment	(4,547)	(325,792)	108,184
Changes in the fair value of derivatives held as cash flow hedges	5,631	983	7,649
Share of other comprehensive income of associates:
- Currency translation adjustment	(108,480)	(43,278)	11,413
- Changes in the fair value of derivatives held as cash flow hedges	2,078	730	1,049
Income tax relating to components of other comprehensive income (*)	(618)	(2,231)	(3,316)
Other comprehensive income for the year, net of tax	(105,936)	(369,588)	124,979
Total comprehensive income for the year	1,595,475	1,051,133	1,266,026

Attributable to:
Owners of the parent	1,598,910	1,010,520	1,211,945
Non-controlling interests	(3,435)	40,613	54,081
	1,595,475	1,051,133	1,266,026
 (*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2012		At December 31, 2011
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,434,970		4,053,653
Intangible assets, net	11	3,199,916		3,375,930
Investments in associated companies	12 & 27	983,061		670,248
Other investments	13	2,603		2,543
Deferred tax assets	21	214,199		234,760
Receivables	14	142,060	8,976,809	133,280	8,470,414
Current assets
Inventories	15	2,985,805		2,806,409
Receivables and prepayments	16	260,532		241,801
Current tax assets	17	175,562		168,329
Trade receivables	18	2,070,778		1,900,591
Available for sale assets	31	21,572		21,572
Other investments	19	644,409		430,776
Cash and cash equivalents	19	828,458	6,987,116	823,743	6,393,221
Total assets			15,963,925		14,863,635
EQUITY
Capital and reserves attributable to owners of the parent			11,388,016		10,506,227
Non-controlling interests	27		172,310		666,716
Total equity			11,560,326		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	20	532,407		149,775
Deferred tax liabilities	21	749,235		828,545
Other liabilities	22(i)	225,398		233,653
Provisions	23 (ii)	67,185		72,975
Trade payables		-	1,574,225	2,045	1,286,993
Current liabilities
Borrowings	20	1,211,785		781,101
Current tax liabilities	17	254,603		326,480
Other liabilities	22 (ii)	318,828		305,214
Provisions	24 (ii)	26,958		33,605
Customer advances		134,010		55,564
Trade payables		883,190	2,829,374	901,735	2,403,699
Total liabilities			4,403,599		3,690,692
Total equity and liabilities			15,963,925		14,863,635
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the year	-	-	-	-	-	1,699,047	1,699,047	2,364	1,701,411
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of associates	-	-	-	(108,480)	1,997	-	(106,483)	81	(106,402)
Other comprehensive income for the year	-	-	-	(106,059)	5,922	-	(100,137)	(5,799)	(105,936)
Total comprehensive income for the year	-	-	-	(106,059)	5,922	1,699,047	1,598,910	(3,435)	1,595,475
Acquisition and increase of non-controlling interests (*)	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

(*) See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	-	-	-	-	-	1,331,157	1,331,157	89,564	1,420,721
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(43,278)	730	-	(42,548)	-	(42,548)
Other comprehensive income for the year	-	-	-	(319,785)	(852)	-	(320,637)	(48,951)	(369,588)
Total comprehensive income for the year	-	-	-	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	-	-	-	-	-	1,127,367	1,127,367	13,680	1,141,047
Currency translation adjustment	-	-	-	67,473	-	-	67,473	40,711	108,184
Hedge reserve, net of tax	-	-	-	-	4,643	-	4,643	(310)	4,333
Share of other comprehensive income of associates	-	-	-	11,413	1,049	-	12,462	-	12,462
Other comprehensive income for the year	-	-	-	78,886	5,692	-	84,578	40,401	124,979
Total comprehensive income for the year	-	-	-	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	-	-	-	-	(367)	-	(367)	(2,651)	(3,018)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(31,881)	(433,264)
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 and 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2012	2011	2010
Cash flows from operating activities
Income for the year		1,701,411	1,420,721	1,141,047
Adjustments for:
Depreciation and amortization	10 & 11	567,654	554,345	506,902
Income tax accruals less payments	28 (ii)	(160,951)	120,904	(25,447)
Equity in losses (earnings) of associated companies	7	63,534	(61,509)	(70,057)
Interest accruals less payments, net	28 (iii)	(25,305)	(24,880)	17,700
Changes in provisions		(12,437)	(2,443)	(364)
Impairment reversal	5	-	-	(67,293)
Changes in working capital	28(i)	(303,012)	(649,640)	(676,582)
Other, including currency translation adjustment		29,519	(74,194)	44,914
Net cash provided by operating activities		1,860,413	1,283,304	870,820

Cash flows from investing activities
Capital expenditures	10 & 11	(789,731)	(862,658)	(847,316)
Acquisitions of subsidiaries and associated companies	27	(510,825)	(9,418)	(302)
Increase due to sale of associated company	12	3,140	-	-
Proceeds from disposal of property, plant and equipment and intangible assets		8,012	6,431	9,290
Dividends and distributions received from associated companies	12	18,708	17,229	14,034
Changes in investments in short terms securities		(213,633)	245,448	(96,549)
Net cash used in investing activities		(1,484,329)	(602,968)	(920,843)

Cash flows from financing activities
Dividends paid	9	(448,604)	(401,383)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(905)	(22,695)	(31,881)
Acquisitions of non-controlling interests	27	(758,583)	(16,606)	(3,018)
Proceeds from borrowings		2,054,090	726,189	647,608
Repayments of borrowings		(1,271,537)	(953,413)	(862,921)
Net cash used in financing activities		(425,539)	(667,908)	(651,595)

(Decrease) / Increase in cash and cash equivalents		(49,455)	12,428	(701,618)
Movement in cash and cash equivalents
At the beginning of the year		815,032	820,165	1,528,707
Effect of exchange rate changes		7,079	(17,561)	(6,924)
(Decrease) / Increase in cash and cash equivalents		(49,455)	12,428	(701,618)
At December 31,	28 (iv)	772,656	815,032	820,165

		At December 31,
Cash and cash equivalents		2012	2011	2010
Cash and bank deposits	19	828,458	823,743	843,861
Bank overdrafts	20	(55,802)	(8,711)	(23,696)
		772,656	815,032	820,165

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in (losses) earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Provisions	18	Trade receivables
Q	Trade payables	19	Other investments and Cash and cash equivalents
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Related party transactions
A	Financial Risk Factors	30	Principal subsidiaries
B	Financial instruments by category	31	Nationalization of Venezuelan Subsidiaries
C	Fair value hierarchy	32	Fees paid to the Company's principal accountant
D	Fair value estimation	33	Subsequent event
E	Accounting for derivative financial instruments and hedging activities

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 21, 2013.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $43.8 million and $48.0 million in Cost of sales and $6.0 million and $6.5 million in Selling, general and administrative expenses, respectively, for the years ended December 31, 2011 and December 31, 2010 respectively), while in the past was part of the Income tax line and reclassified for comparative purposes.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2012 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on January 1, 2012 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	International Accounting Standard (“IAS”) 1 (amended 2012), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after July 1, 2012.

A           Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after January 1, 2013.

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately $69 million increase in the present value of funded and unfunded obligations, with the corresponding impact recognized in equity.

▪	IFRS 9, “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This standard is applicable for annual periods beginning on or after January 1, 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the standard is not yet adopted by the EU.

▪	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after January 1, 2013.

▪	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after January 1, 2013.

▪	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after January 1, 2013.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations, except as indicated above.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

B           Group accounting (Cont.)

(1)           Subsidiaries and transactions with non-controlling interests (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

The Company accounts for transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 30 for the list of the principal subsidiaries.

 (2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2012, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;
▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

B           Group accounting (Cont.)

(2)           Associates (Cont.)

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2012, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Usiminas to account it for under the equity method, see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2012, 2011 and 2010, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas, see Note 27.

C           Segment information

Following the acquisition of the non-controlling interests in Confab and its further delisting, the Company has changed its internal organization and therefore combined the Tubes and Projects segment, reported in the Consolidated Financial Statements as of December 31, 2011.

The Projects segment operations mainly comprised the operations of Confab in Brazil. The business in Brazil has changed with the development of the Brazilian offshore pre-salt projects. Historically, most of Projects sales were of line pipe for onshore pipelines and equipment for petrochemical and mining applications, but now, the company is positioning itself as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris’s position in Brazil, the Company acquired the non-controlling interest and delisted Confab, changing its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total net sales in 2011, have been reclassified to Others.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

C           Segment information (Cont.)

Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations.

▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

▪	The sales of energy and surplus raw materials, are considered as lower cost of goods sold, while under IFRS are considered as revenues.

▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca S.A.I.C. (“Siderca”) and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

▪
Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

▪	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;

▪	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

D           Foreign currency translation (Cont.)

(1)           Functional and presentation currency (Cont.)

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment; in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries other than the Italian and Brazilian have the U.S. dollar as their functional currency.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

 (3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

E           Property, plant and equipment (Cont.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2012.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

F           Intangible assets (Cont.)

 (3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2012 and 2011. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2012, 2011 and 2010 totaled $83.0 million, $68.4 million and $61.8 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

G           Impairment of non financial assets (Cont.)

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2012 and 2011, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

These investments are categorized as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

 I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.
For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2012, 2011 and 2010 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are valued at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O           Employee benefits

(1) Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method, obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts applicable in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

 (2)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages.

Tenaris sponsors other funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’s plans recognize actuarial gains and losses over the average remaining service lives of employees.

(3)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(4) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over a four year period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

O           Employee benefits (Cont.)

(4) Employee retention and long term incentive program (Cont.)

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $71.9 million and $55.5 million at December 31, 2012 and 2011, respectively. As of December 31, 2012, and 2011 Tenaris has recorded a total liability of $68.8 million and $50.3 million, respectively, based on actuarial calculations provided by independent advisors.

P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 2.2%, 1.3% and 1.2% as of December 31, 2012, 2011 and 2010, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T        Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U        Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.

▪	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.

▪	Available for sale assets: see Note 31.

▪	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2012.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.13 as of December 31, 2012, in comparison with 0.08 as of December 31, 2011. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2012 and 2011:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2012	2011
Argentine Peso / U.S. Dollar	(168,816)	(181,622)
Euro / U.S. Dollar	(117,370)	66,272
Canadian Dollar / U.S. Dollar	(37,782)	(23,670)
U.S. Dollar / Brazilian Real	(27,269)	(64,060)
Mexican Peso / U.S. Dollar	(2,456)	56,652
Japanese Yen / U.S. Dollar	2,099	(68,366)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2012 and 2011primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.7 million and $1.8 million as of December 31, 2012 and 2011, respectively.

▪	Euro / U.S. dollar

As of December 31, 2012, primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.2 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

As of December 31, 2011, primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million.

Considering the balances held as of December 31, 2012 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.9 million. For balances held as of December 31, 2011, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $1.0 million.

Additionally, from 2007 through January 1, 2012 the Company recognized an embedded derivative in connection with a USD-denominated ten-year steel supply agreement signed in 2007 by a Canadian subsidiary. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million in connection with this instrument as of December 31, 2011.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2012		2011
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	778,774	45%	651,934	70%
Variable rate	965,418	55%	278,942	30%
Total	1,744,192		930,876

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.9 million in 2012 and $7.3 million in 2011.

A. Financial Risk Factors (Cont.)

(iii)           Interest rate risk (Cont.)

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2012 and $7.1 million in 2011, partially offsetting the net losses to Tenaris’s borrowing costs.

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2012 and 2011.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2012 and 2011 trade receivables amount to $2,070.8 million and $1,900.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $100.3 million and $240.1 million, credit insurance of $539.3 million and $562.1 million and other guarantees of $11.8 million and $16.2  million as of December 31, 2012 and 2011 respectively.

As of December 31, 2012 and 2011 trade receivables amounting to $364.3 million and $352.6 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $29.1 million as of December 31, 2012 and $25.9 million as of December 31, 2011. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.7% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2012, in comparison with approximately 94.7% as of December 31, 2011.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2012, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

A. Financial Risk Factors (Cont.)

(vi)           Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 9.2% of total assets at the end of 2012 compared to 8.4% at the end of 2011.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2012, Tenaris exposure to financial instruments issued by European sovereign counterparties amounted to $2.1 million. As of December 31, 2011, Tenaris did not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2012 and 2011, U.S. dollar denominated liquid assets represented approximately 79% and 66% of total liquid financial assets respectively. As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 27).

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2012	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	17,852	-	-	17,852
Trade receivables	-	2,070,778	-	2,070,778
Other receivables	-	157,614	-	157,614
Available for sale assets	-	-	21,572	21,572
Other investments	647,012	-	-	647,012
Cash and cash equivalents	828,458	-	-	828,458
Total	1,493,322	2,228,392	21,572	3,743,286

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2012
Liabilities as per statement of financial position
Borrowings	-	1,744,192	1,744,192
Derivative financial instruments	14,031	-	14,031
Trade and other payables (*)	-	926,764	926,764
Total	14,031	2,670,956	2,684,987

December 31, 2011	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	6,382	-	-	6,382
Trade receivables	-	1,900,591	-	1,900,591
Other receivables	-	119,283	-	119,283
Available for sale assets	-	-	21,572	21,572
Other investments	433,319	-	-	433,319
Cash and cash equivalents	823,743	-	-	823,743
Total	1,263,444	2,019,874	21,572	3,304,890

B. Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	-	930,876	930,876
Derivative financial instruments	45,749	-	45,749
Trade and other payables (*)	-	946,392	946,392
Total	45,749	1,877,268	1,923,017

(*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	828,458	-	-	828,458
Other investments	451,152	193,257	2,603	647,012
Foreign exchange derivatives contracts	-	17,852	-	17,852
Available for sale assets (*)	-	-	21,572	21,572
Total	1,279,610	211,109	24,175	1,514,894
Liabilities
Foreign exchange derivatives contracts	-	14,031	-	14,031
Total	-	14,031	-	14,031

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	823,743	-	-	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	-	5,238	-	5,238
Embedded derivative (See Note 25)	-	-	1,144	1,144
Available for sale assets (*)	-	-	21,572	21,572
Total	1,174,224	85,533	25,259	1,285,016
Liabilities
Foreign exchange derivatives contracts	-	45,040	-	45,040
Embedded derivative (See Note 25)	-	-	709	709
Total	-	45,040	709	45,749

(*) For further detail regarding Available for sale assets, see Note 31.

C. Fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities grabbed from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2012	2011
	Assets / Liabilities
Net assets at the beginning of the year	24,550	41,021

Loss for the year	(435)	(3,078)
Reclassifications	-	(13,320)
Currency translation adjustment and others	60	(73)
Net assets at the end of the year	24,175	24,550

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

D. Fair value estimation (Cont.)

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101.1% of its carrying amount including interests accrued in 2012 as compared with 98.8%  in 2011. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.1% in the fair value of borrowings as of December 31, 2012 and 0.3% in 2011. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2012 and 2011, the effective portion of designated cash flow hedges amounts to $2.9 million and $8.2 million is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
Management View
Net Sales	10,022,501	741,074	10,763,575
· Sales of energy and surplus raw materials	822	69,633	70,455
IFRS - Net Sales	10,023,323	810,707	10,834,030

Management View
Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization (**)	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of associated companies and income tax			2,306,503
Equity in earnings of associated companies			(63,534)
Income before income tax			2,242,969

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011 (*)	Tubes	Other	Total

IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)
Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,509
Income before income tax			1,896,091

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Year ended December 31, 2010 (*)	Tubes	Other	Total

IFRS
Net Sales	7,032,388	679,210	7,711,598
Operating income	1,427,373	91,677	1,519,050
Financial income (expense), net			(52,553)
Income before equity in earnings of associated companies and income tax			1,466,497
Equity in earnings of associated companies			70,057
Income before income tax			1,536,554

Capital expenditures	842,127	5,189	847,316
Depreciation and amortization	488,670	18,232	506,902
Impairment reversal	67,293	-	67,293

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $345.285, $266,806 and $204,478 in 2012, 2011 and 2010, respectively.
(*) Comparative amounts have been reclassified to disclose the information according to the reporting segment the Company is organized since September 30, 2012.
(**) Depreciation and amortization under Management view is $108.0 million higher, mainly because goodwill and other tangible and intangible assets were depreciated differently.

Net income under Management view amounted to $ 1.463 million, while under IFRS amounted to $ 1.701 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investment in associated companies.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,779,205	3,824,931	2,327,901	449,056	578,199	1,004,633	15,963,925
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731

Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	-	7,711,598
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331
Trade receivables	430,184	332,263	315,443	259,434	84,318	-	1,421,642
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	-	3,780,580
Capital expenditures	561,782	123,586	130,232	20,839	10,877	-	847,316

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	-	506,902

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania  and the United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Saudi Arabia, United Arab Emirates and Nigeria; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2012, 2011 and 2010 (see Note 12 and 31).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010

Inventories at the beginning of the year	2,806,409	2,460,384	1,687,059

Plus: Charges of the year
Raw materials, energy, consumables and other	4,330,547	4,409,698	3,690,900
Increase in inventory due to business combinations	1,486	10,688	-
Services and fees	433,944	368,910	329,687
Labor cost	1,256,041	1,177,067	989,332
Depreciation of property, plant and equipment	333,466	312,601	290,299
Amortization of intangible assets	7,091	6,561	3,351
Maintenance expenses	260,274	220,240	174,966
Allowance for obsolescence	49,907	11,067	(34,522)
Taxes	6,793	4,958	7,121
Other	137,140	97,642	70,958
	6,816,689	6,619,432	5,522,092

Less: Inventories at the end of the year	(2,985,805)	(2,806,409)	(2,460,384)
	6,637,293	6,273,407	4,748,767

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Services and fees	213,073	218,991	207,427
Labor cost	570,950	533,219	460,667
Depreciation of property, plant and equipment	15,023	12,400	12,506
Amortization of intangible assets	212,074	222,783	200,746
Commissions, freight and other selling expenses	550,611	545,228	420,417
Provisions for contingencies	21,163	35,847	26,430
Allowances for doubtful accounts	3,840	7,749	(17,361)
Taxes	170,582	148,912	120,591
Other	126,473	134,111	90,987
	1,883,789	1,859,240	1,522,410

4  Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Wages, salaries and social security costs	1,778,117	1,666,176	1,414,491
Employees' severance indemnity	16,549	14,923	12,850
Pension benefits - defined benefit plans	12,480	10,300	8,795
Employee retention and long term incentive program	19,845	18,887	13,863
	1,826,991	1,710,286	1,449,999

At the year-end, the number of employees was 26,673 in 2012, 26,980 in 2011 and 25,422 in 2010.

5           Other operating items

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Other operating income
Reimbursement from insurance companies and other third parties agreements (See note 26 b))	49,495	695	9,810
Net income from other sales	12,314	5,510	1,955
Net rents	2,988	2,487	2,793
Impairment reversal (*)	-	-	67,293
Other	6,583	2,849	3,807
	71,380	11,541	85,658
Other operating expenses
Contributions to welfare projects and non-profits organizations	22,226	4,341	3,304
Provisions for legal claims and contingencies	(668)	1,411	2,741
Loss on fixed assets and material supplies disposed / scrapped	227	48	352

Allowance for doubtful receivables	5,936	691	632

	27,721	6,491	7,029

(*) 2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In that environment, Tenaris expected that its competitive conditions and activity levels would continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Interest income	33,459	30,840	32,855
Interest expense (*)	(55,507)	(52,407)	(64,103)
Interest net	(22,048)	(21,567)	(31,248)

Net foreign exchange transaction results	(10,929)	65,365	(26,581)
Foreign exchange derivatives contracts results (**)	(3,194)	(49,349)	7,183
Other	(13,933)	(4,748)	(1,907)
Other financial results	(28,056)	11,268	(21,305)
Net financial results	(50,104)	(10,299)	(52,553)

6           Financial results (Cont.)

(*) Includes losses on interest rate swaps of $5.2 million and $15.6 million in 2011 and 2010 respectively. In order to partially hedge future interest payments related to long-term debt, Tenaris entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011.

(**) Includes a loss on identified embedded derivatives of $0.4 million, $3.1 million and gains of $6.1 million for 2012, 2011 and 2010, respectively.

7           Equity in (losses) earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
From associated companies	4,217	61,509	70,553
Gain (Loss) on sale of associated companies and others	5,899	-	(496)
Impairment loss on associated companies (see Note 27)	(73,650)	-	-
	(63,534)	61,509	70,057

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Current tax	636,624	573,769	340,686
Deferred tax	(95,066)	(98,399)	54,821
	541,558	475,370	395,507

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Income before income tax	2,242,969	1,896,091	1,536,554

Tax calculated at the tax rate in each country	456,530	418,358	361,235
Non taxable income / Non deductible expenses	80,527	43,265	22,202
Changes in the tax rates	4,707	(7,736)	(17)
Effect of currency translation on tax base (*)	5,214	25,000	12,158
Utilization of previously unrecognized tax losses	(5,420)	(3,517)	(71)
Tax charge	541,558	475,370	395,507

(*)
Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to owners of the parent by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2012	2011	2010
Net income attributable to the owners of the parent	1,699,047	1,331,157	1,127,367
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.44	1.13	0.95
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.88	2.26	1.91

Dividends paid	(448,604)	(401,383)	(401,383)
Basic and diluted dividends per share (U.S. dollars per share)	0.38	0.34	0.34
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.76	0.68	0.68

 (*) Each ADS equals to two shares

On November 7, 2012, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 22, 2012, with an ex-dividend date of November 19, 2012.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

10           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	-	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543

Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	-	247	(3,269)
Depreciation charge	39,082	282,375	25,702	-	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	-	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	-	(11)	(58,414)
Accumulated at the end of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Year ended December 31, 2011	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	-	(2,553)	(21,117)
Increase due to business combinations	-	9,563	291	-	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078
Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	-	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	-	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	-	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	-	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	-	-	(14,696)
Accumulated at the end of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

Property, plant and equipment include capitalized interests for net amounts at December 31, 2012 and 2011 of $4,038 (there were no capitalized interests during the year 2012) and $4,560 (out of which $537 were capitalized during the year 2011), respectively.

11           Intangible assets, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	-	(1,282)
Additions	42,762	41	-	-	42,803
Transfers / Reclassifications	874	(1,558)	-	-	(684)
Increase due to business combinations	11	-	1,117	-	1,128
Disposals	(83)	-	-	-	(83)
Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization and impairment
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	-	-	(1,069)
Amortization charge	27,808	30,284	-	161,073	219,165
Disposals	(103)	-	-	-	(103)
Transfers / Reclassifications	82	(179)	-	-	(97)
Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809
At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

Year ended December 31, 2011	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	-	-	36,318
Transfers / Reclassifications	261	(71)	-	-	190
Increase due to business combinations	-	-	1,085	-	1,085
Disposals	(33)	-	-	-	(33)
Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	-	162,138	229,344
Disposals	(23)	-	-	-	(23)
Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913
At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

(*) Includes Proprietary Technology.
The geographical allocation of goodwill was $1,614.5 million for North America and $189.4 million for South America for years ended December 31, 2012 and 2011. For Europe, $2.4 million and $0.8 million and Middle East & Africa $0.7 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2012, was as follows:

(All amounts in million US dollar)
As of December 31, 2012	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	3.0	-	3.0
Total	767.3	919.9	115.7	4.0	1,806.9

Impairment tests

In 2012 and 2011, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2012 and 2011 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2012, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2012 and 2011, the discount rates used were in a range between 9% and 12%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.
In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $102 million as of December 31, 2012. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 4.8%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.
As of December 31, 2012, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31,
	2012	2011
At the beginning of the year	670,248	671,855
Translation differences	(108,480)	(43,278)
Equity in earnings of associated companies	10,116	61,509
Impairment loss in associated companies	(73,650)	-
Dividends and distributions received	(18,708)	(17,229)
Treasury shares held by associated companies	-	(3,339)
Acquisitions	504,597	-
Sale of associated company	(3,140)	-
Increase in equity reserves	2,078	730
At the end of the year	983,061	670,248

The principal associated companies are:
		% ownership - voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2012	2011	2012	2011
Ternium S.A.	Luxembourg	11.46% (*)	11.46% (*)	611,764	651,021
Usiminas S.A.	Brazil	2.5% - 5%	-	346,941	-
Others	-	-	-	24,356	19,227
				983,061	670,248
(*) Including treasury shares.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2012			2011
	Usiminas S.A.	Ternium S.A.	Total	Ternium S.A.
Non-current assets	10,762,700	7,211,371	17,974,071	5,195,688
Current assets	5,275,579	3,655,628	8,931,207	5,547,374
Total assets	16,038,279	10,866,999	26,905,278	10,743,062
Non-current liabilities	4,334,830	2,245,907	6,580,737	1,922,481
Current liabilities	2,643,954	2,125,446	4,769,400	1,979,383
Total liabilities	6,978,784	4,371,353	11,350,137	3,901,864
Non-controlling interests	932,050	1,074,763	2,006,813	1,084,827
Revenues	6,502,352	8,608,054	15,110,406	9,122,832
Gross profit	340,380	1,736,964	2,077,344	2,102,705

Net (loss) income for the year attributable to owners of the parent	(319,116)	139,235	(179,881)	513,540

13           Other investments – non current
	Year ended December 31,
	2012	2011
Investments in other companies	2,293	2,277
Others	310	266
	2,603	2,543

14Receivables – non current
	Year ended December 31,
	2012	2011
Government entities	2,962	3,387
Employee advances and loans	12,583	14,763
Tax credits	22,352	12,440
Receivables from related parties	19,349	22,177
Legal deposits	24,312	31,643
Advances to suppliers and other advances	22,752	27,167
Derivative financial instruments	-	427
Others	40,745	24,721
	145,055	136,725
Allowances for doubtful accounts (see Note 23 (i))	(2,995)	(3,445)
	142,060	133,280

15Inventories
	Year ended December 31,
	2012	2011
Finished goods	1,024,746	969,636
Goods in process	757,185	693,739
Raw materials	473,278	499,112
Supplies	524,539	465,443
Goods in transit	391,225	331,216
	3,170,973	2,959,146
Allowance for obsolescence (see Note 24 (i))	(185,168)	(152,737)
	2,985,805	2,806,409

16           Receivables and prepayments
	Year ended December 31,
	2012	2011
Prepaid expenses and other receivables	49,456	72,278
Government entities	6,600	7,392
Employee advances and loans	13,421	11,978
Advances to suppliers and other advances	65,843	61,659
Government tax refunds on exports	30,206	25,973
Receivables from related parties	42,361	14,892
Derivative financial instruments	17,852	5,955
Miscellaneous	45,309	47,354
	271,048	247,481
Allowance for other doubtful accounts (see Note 24 (i))	(10,516)	(5,680)
	260,532	241,801

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2012	2011
V.A.T. credits	97,173	114,561
Prepaid taxes	78,389	53,768
	175,562	168,329

17           Current tax assets and liabilities (Cont.)
	Year ended December 31,
Current tax liabilities	2012	2011
Income tax liabilities	129,419	222,087
V.A.T. liabilities	27,394	24,392
Other taxes	97,790	80,001
	254,603	326,480

18           Trade receivables

	Year ended December 31,
	2012	2011
Current accounts	2,077,117	1,911,952
Receivables from related parties	22,804	14,588
	2,099,921	1,926,540
Allowance for doubtful accounts (see Note 24 (i))	(29,143)	(25,949)
	2,070,778	1,900,591
The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199
Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	-	(1,138)	(28,005)
Net Value	2,070,778	1,707,144	356,502	7,132

At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590
Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	-	(4,129)	(21,820)
Net Value	1,900,591	1,547,974	328,539	24,078

19           Other investments and Cash and cash equivalents

	Year ended December 31,
	2012	2011
Other investments
Financial debt instruments and time deposits	644,409	430,776

Cash and cash equivalents
Cash at banks	285,395	202,927
Liquidity funds	301,663	258,723
Short – term investments	241,400	362,093
Cash and cash equivalents	828,458	823,743

20           Borrowings

	Year ended December 31,
	2012	2011
Non-current
Bank borrowings	536,134	151,475

Finance lease liabilities	1,547	100
Costs of issue of debt	(5,274)	(1,800)
	532,407	149,775
Current
Bank borrowings and other loans including related companies	1,157,983	772,825
Bank overdrafts	55,802	8,711
Finance lease liabilities	630	160
Costs of issue of debt	(2,630)	(595)
	1,211,785	781,101
Total Borrowings	1,744,192	930,876

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015
Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492
Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	-	-	-	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616
Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747
Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2012	Tamsa	Bank loans	420.8	2013 & 2014
January 2012	Confab	Syndicated	350.0	January 2017(**)
April 2012	Maverick	Syndicated	350.0	April 2015 (**)
2012	Siderca	Bank loans	223.7	Mainly 2013
2012	Dalmine	Bank loans	162.7	Mainly 2013

(**) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on distributions, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments or payments of subordinated indebtedness.

20           Borrowings (Cont.)

As of December 31, 2012, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2012 and 2011 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.
	2012	2011
Total borrowings	2.60%	3.84%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	510,892	65,087
ARS	Fixed	13,491	-
MXN	Fixed	-	77,553
Others	Variable	1,206	480
Others	Fixed	6,818	6,655

Total non current borrowings		532,407	149,775

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	240,894	165,827
USD	Fixed	104,845	173
EURO	Variable	179,549	38,076
EURO	Fixed	65,107	814
MXN	Fixed	339,683	173,313
BRL	Fixed	-	49,171
ARS	Fixed	239,446	339,733
ARS	Variable	32,650	6,911
Others	Variable	227	2,561
Others	Fixed	9,384	4,522
Total current borrowings		1,211,785	781,101

21           Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	354,053	25,739	596,954	976,746
Translation differences	541	-	(239)	302
Increase due to business combinations	636	-	-	636
Charged directly to Other Comprehensive Income	-	-	618	618
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)
At December 31, 2012	335,484	15,269	551,131	901,884

21           Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	-	-	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)
At December 31, 2011	354,053	25,739	596,954	976,746

(*) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	-	(199)	2,749
Increase due to business combinations	(45)	(189)	-	-	(234)

Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598
At December 31, 2012	(56,406)	(183,560)	(23,141)	(103,741)	(366,848)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	-	-	-	1,246	1,246
Income statement credit	(6,832)	(25,506)	(4,951)	(312)	(37,601)
At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2012	2011
Deferred tax assets to be recovered after 12 months	(111,616)	(135,918)
Deferred tax liabilities to be recovered after 12 months	889,543	913,867

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2012	2011
Deferred tax assets	(214,199)	(234,760)
Deferred tax liabilities	749,235	828,545
	535,036	593,785

21           Deferred income tax (Cont.)

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2012	2011
At the beginning of the year	593,785	723,703
Translation differences	3,051	(28,214)
Charged directly to Other Comprehensive Income	618	1,480
Income statement credit	(95,066)	(98,399)
Deferred employees' statutory profit sharing charge	32,246	(4,785)
Increase due to business combinations	402	-
At the end of the year	535,036	593,785

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2012	2011

Employees' severance indemnity	44,040	44,598
Pension Benefits	49,221	43,621
Employee Retention and long incentive program	68,771	50,260
Taxes Payable	2,065	4,307
Derivative Financial Instruments	-	13,738
Miscellaneous	61,301	77,129
	225,398	233,653

Employees' severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2012	2011
Values at the beginning of the period	44,598	46,459
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial gains and losses	3,054	937
Translation differences	213	(1,203)
Used	(5,825)	(4,399)
Increase due to business combinations	1,189	-
Other	(1,799)	318
At the end of the year	44,040	44,598

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Expenses for defined contribution plans	10,885	11,500
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial losses	3,054	937
Total included in Labor costs	16,549	14,923

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2012	2011
Discount rate	3% - 6%	4% - 7%
Rate of compensation increase	3% - 5%	3% - 5%

Pension benefits

▪	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of unfunded obligations	68,870	63,133	52,917	44,261	40,339
Unrecognized actuarial losses	(21,613)	(20,611)	(15,643)	(11,235)	(14,580)
Liability	47,257	42,522	37,274	33,026	25,759
Actuarial losses / (gains)	2,194	6,011	5,141	(2,482)	2,104

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Current service cost	2,043	2,062
Interest cost	4,132	3,518
Net actuarial losses recognized in the year	924	959
Total included in Labor costs	7,099	6,539

Movement in the present value of unfunded obligation:	Year ended December 31,
	2012	2011
At the beginning of the year	63,133	52,917
Translation differences	(62)	(210)
Transfers, reclassifications and new participants of the plan	884	969
Total expenses	6,175	5,580
Actuarial losses	2,194	6,011
Benefits paid	(3,517)	(1,871)
Other	63	(263)
At the end of the year	68,870	63,133

The principal actuarial assumptions used were as follows:	Year ended December 31,
	2012	2011
Discount rate	4% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of funded obligations	187,772	172,116	162,740	144,005	117,463
Unrecognized actuarial losses	(47,502)	(38,754)	(20,425)	(10,053)	(4,581)
Fair value of plan assets	(140,550)	(134,581)	(134,346)	(120,505)	(99,511)
(Assets) / Liability (*)	(280)	(1,219)	7,969	13,447	13,371
Actuarial losses / (gains) - Liability	14,902	11,315	11,142	11,827	(11,787)
Actuarial (gains) / losses - Assets	(2,908)	8,813	(366)	(7,694)	18,820

(*) In 2012 and 2011, $2.2 million and $2.3 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The amounts recognized in the income statement are as follows:	Year ended December 31,
	2012	2011
Current service cost	2,584	2,556
Interest cost	7,921	8,285
Net actuarial losses recognized in the year	3,194	1,599
Expected return on plan assets	(8,318)	(8,679)
Total included in Labor costs	5,381	3,761

Movement in the present value of funded obligations:	Year ended December 31,
	2012	2011
At the beginning of the year	172,116	162,740
Translation differences	(62)	(2,888)
Total expenses	10,505	10,841
Actuarial losses	14,902	11,315
Benefits paid	(9,636)	(10,077)
Other	(53)	185
At the end of the year	187,772	172,116

Movement in the fair value of plan assets:	Year ended December 31,
	2012	2011
At the beginning of the year	(134,581)	(134,346)
Translation differences	1,588	2,617
Expected return on plan assets	(8,318)	(8,679)
Actuarial (gains) / losses	(2,908)	8,813
Contributions paid	(5,972)	(13,108)
Benefits paid	9,636	10,077
Other	5	45
At the end of the year	(140,550)	(134,581)

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

▪	Funded (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2012	2011
Equity instruments	40.0%	55.5%
Debt instruments	43.0%	40.4%
Others	17.0%	4.1%

The principal actuarial assumptions used were as follows:

Year ended December 31,
	2012	2011
Discount rate	4% - 5%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	4% - 6%	3% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2013 amounts approximately to $5.9 million.

(ii)           Other liabilities – current

	Year ended December 31,
	2012	2011
Payroll and social security payable	261,223	225,823
Liabilities with related parties	4,023	745
Derivative financial instruments	14,031	32,011
Miscellaneous	39,551	46,635
	318,828	305,214

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables
	Year ended December 31,
	2012	2011
Values at the beginning of the year	(3,445)	(3,806)
Translation differences	450	276
Reversals	-	3

Used	-	82
At December 31,	(2,995)	(3,445)

23           Non-current allowances and provisions (Cont.)

(ii)           Liabilities

	Year ended December 31,
	2012	2011
Values at the beginning of the year	72,975	83,922
Translation differences	(4,427)	(7,480)
Additional provisions	10,871	10,402
Reclassifications	-	(274)
Used	(12,234)	(13,595)
At December 31,	67,185	72,975

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	-	(604)
Used	980	741	17,095
At December 31, 2012	(29,143)	(10,516)	(185,168)

Year ended December 31, 2011	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)

Used	2,486	1,283	5,800
At December 31, 2011	(25,949)	(5,680)	(152,737)

(ii)           Liabilities
Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)
At December 31, 2012	14,112	12,846	26,958

Year ended December 31, 2011	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)
At December 31, 2011	11,286	22,319	33,605

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:
	Year ended December 31,
	2012	2011

Foreign exchange derivatives contracts	17,852	5,238
Embedded Canadian dollar forward purchases	-	1,144
Contracts with positive fair values	17,852	6,382

Foreign exchange derivatives contracts	(14,031)	(45,040)
Embedded Canadian dollar forward purchases	-	(709)
Contracts with negative fair values	(14,031)	(45,749)
Total	3,821	(39,367)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2012 and 2011, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2012	2011	2012	2011
ARS	USD	2013	1,301	(842)	(4,043)	(8,067)
USD	BRL	2013	824	3,260	(818)	-
EUR	BRL	2013	1,272	161	2,913	(144)
USD	KWD	2013	(151)	12	(125)	-
USD	CAD	2013	(105)	(749)	-	-
EUR	USD	2013	1,201	(625)	-	-
MXN	USD	2013	1,324	(41,163)	(563)	-
USD	COP	2013	(847)	77	-	-
Others			(998)	67	(224)	-
Subtotal			3,821	(39,802)	(2,860)	(8,211)
CAD	USD (Embedded derivative)	2012	-	435	-	-
Total			3,821	(39,367)	(2,860)	(8,211)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12
Foreign Exchange	(3,562)	(4,649)	(8,211)	5,351	(2,860)
Interest Rate	(5,367)	5,367	-	-	-
Total Cash flow Hedge	(8,929)	718	(8,211)	5,351	(2,860)

Tenaris estimates that the cash flow hedge reserve at December 31, 2012 will be recycled to the Consolidated Income Statement during 2013.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’s Consolidated Financial Position, results of operations and cash flows.

a)	Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately Argentinean pesos (“ARS”) 116.7 million (approximately $23.8 million) at December 31, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

b)	Collection of Court Judgment in Brazil

In August 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximatel  Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right. While certain extraordinary appeals from the Brazilian government seeking to reverse the court judgment are still pending, Tenaris believes that the likelihood of a reversal is remote.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company had negotiated a one-year extension to the original contract, through December 2012. This contract has expired on December 31, 2012. A new three-month contract through March 2013 was renegociated and therefore as of December 31, 2012 no significant commitment arises.

▪
A Tenaris company has renegotiated  its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which the Tenaris company had originally committed to purchase steel bars, with deliveries starting in July 2007. The amended contract gives either party the right to terminate the agreement upon a 2 year-written notice.  As of December 31, 2012 no significant commitment arises.

▪
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $79.9 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2012, equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2012	22,411,870
Total equity in accordance with Luxembourg law	24,320,194

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2012, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2012, distributable amount under Luxembourg law totals $23.0 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the year ended December 31, 2012	(163,720)
Dividends paid	(448,604)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Share premium	609,733
Distributable amount at December 31, 2012 under Luxembourg law	23,021,603

27           Business combinations and other acquisitions

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

As of the date of issuance of these Consolidated Financial Statements, the Company has completed its purchase price allocation procedures and determined a goodwill included within the investment balance of $142.7 million.

An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

27           Business combinations and other acquisitions (Cont.)

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

In 2012, the Company’s investment in Usiminas, contributed a total loss of $93.2 million mainly as a result of the above mentioned impairment of goodwill, a $11.4 million amortization of the difference between the fair value and book value of fixed assets and a $8.1 million loss from net losses in the year. In addition, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $63.5 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in BRL and are calculated as provided by IAS 21. As a result of these losses and the dividend received of approximately $1.0 million, the Company’s participation in Usiminas as of December 31, 2012 amounted to $346.9 million.

On February 18,  2013,  Usiminas published its annual accounts as of and for the year ended December 31, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to $6.502 million, $319 million and $8.127 million, respectively.

Tenaris Brazilian subsidiary was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in the offer.

Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, on March 22, 2012, Tenaris launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Tenaris later acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer and on June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate). Confab became a wholly-owned subsidiary of Tenaris.

Tenaris’s total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combinations

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), for a purchase price of $21.4 million. Net equity acquired amounts to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.3 million).

27           Business combinations and other acquisitions (Cont.)

Business combinations (Cont.)

In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and got the control. Net assets acquired amount to $24.7 million.

Had both transaction been consummated on January 1, 2012 and January 1, 2011, respectively, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Non-controlling interests

During the years ended December 31, 2011 and 2010 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million and $3.0 million, respectively.

28           Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2012	2011	2010
	Inventories	(174,670)	(335,337)	(773,325)
	Receivables and prepayments	(26,285)	122,419	(51,449)
	Trade receivables	(166,985)	(456,874)	(111,340)
	Other liabilities	6,202	(30,058)	22,781
	Customer advances	78,446	(16,168)	(25,056)
	Trade payables	(19,720)	66,378	261,807
		(303,012)	(649,640)	(676,582)

(ii)	Income tax accruals less payments
	Tax accrued	541,558	475,370	395,507
	Taxes paid	(702,509)	(354,466)	(420,954)
		(160,951)	120,904	(25,447)

(iii)	Interest accruals less payments, net
	Interest accrued	22,048	21,567	31,248
	Interest received	41,996	38,399	44,269
	Interest paid	(89,349)	(84,846)	(57,817)
		(25,305)	(24,880)	17,700

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	828,458	823,743	843,861
	Bank overdrafts	(55,802)	(8,711)	(23,696)
		772,656	815,032	820,165

As of December 31, 2012, 2011 and 2010, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Related party transactions

As of December 31, 2012:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

29           Related party transactions (Cont.)

At December 31, 2012, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $23.55 per ADS, giving Tenaris’s ownership stake a market value of approximately $541.0 million. At December 31, 2012, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $611.8 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)
(i)	Transactions	Year ended December 31,
		2012	2011	2010
	(a) Sales of goods and services
	Sales of goods to associated parties	43,501	39,476	38,442
	Sales of goods to other related parties	77,828	106,781	104,036
	Sales of services to associated parties	14,583	14,732	12,073
	Sales of services to other related parties	4,000	4,740	4,063
		139,912	165,729	158,614

	(b) Purchases of goods and services
	Purchases of goods to associated parties	444,742	170,675	169,506
	Purchases of goods to other related parties	19,745	22,134	30,671
	Purchases of services to associated parties	112,870	88,707	63,043
	Purchases of services to other related parties	87,510	113,764	132,614
		664,867	395,280	395,834

	(all amounts in thousands of U.S. dollars)
(ii)	Year-end balances	At December, 31
		2012	2011
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	64,125	40,305
	Receivables from other related parties	20,389	11,352
	Payables to associated parties	(86,379)	(38,129)
	Payables to other related parties	(14,123)	(6,983)
		(15,988)	6,546

	(b) Financial debt
	Borrowings from associated parties	(3,909)	(8,650)
	Borrowings from other related parties	(2,212)	(1,851)
		(6,121)	(10,501)

Directors’ and senior management compensation

During the years ended December 31, 2012, 2011 and 2010, the cash compensation of Directors and Senior managers amounted to $24.1 million, $25.7 million and $18.6 million respectively. In addition, Directors and Senior managers received 542, 555 and 485 thousand units for a total amount of $5.2 million, $4.9 million and $4.1 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (4).

30           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2012.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2012	2011	2010
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	41%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Marketing and distribution of steel products and holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.à r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.à r.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) For 2011 and 2010, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.

31         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. This case was registered by the ICSID on August 27, 2012.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

31           Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Audit Fees	5,446	5,398	4,291
Audit-Related Fees	335	99	77
Tax Fees	137	151	161
All Other Fees	32	4	88
Total	5,950	5,652	4,617

33           Subsequent event

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 22, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. These Consolidated Financial Statements do not reflect this dividend payable.

Ricardo Soler
Chief Financial Officer